Exhibit 99.2
Bezeq - The Israel Telecommunication Corporation Ltd.
Chapter B -
The Board of Directors’ Report on the State
of the Company’s Affairs for the Year Ended
December 31, 2013

Directors' Report on the state of the corporation's affairs for the periods ended December 31, 2013

We hereby present the Board of Directors’ report on the state of affairs of “Bezeq” - The Israel Telecommunication Corporation Ltd. ( “the Company”) and the consolidated Group companies (the Company and the consolidated companies, jointly - “the Group”), for the year ended December 31, 2013.

In its financial statements, the Group reports on four main operating segments:

1.	Domestic Fixed-Line Communications

2.	Cellular Communications

3.	International Communications, Internet and NEP Services

4.	Multi-Channel Television (presented using the equity method)

The Company’s financial statements include an "Others" segment, which comprises mainly online content, commerce and classified advertisement services (through Walla, Walla Shops, Yad-2 and other websites) and contracted call center services (through “Bezeq Online”). The “Others” segment is immaterial at the Group level.

Profit attributable to owners of the Company totaled NIS 1,771 million for the year, as compared to NIS 1,861 million in the last year, a decrease of 4.8%.

The Group’s EBITDA (operating profit before depreciation and amortization) decreased from NIS 4,477 million last year, to NIS 4,130 million in the present year, a decrease of 7.8%.

Year-on-year, results were mainly affected by increased competition in the communications market (primarily in the cellular communications segment), which reduced the Group’s revenues. The bulk of this decrease in revenues was offset primarily by a reduction in operating expenses.

Directors' Report on the state of the corporation's affairs for the periods ended December 31, 2013

1.	The Board of Directors’ Explanations for the State of the Company’s Affairs, the Results of its Operations, Equity, Cash Flows, and Additional Matters

1.1	Financial position

	2013	2012	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Total current assets	4,920	4,962	(42)	(0.8)
Trade and other non-current receivables	652	1,074	(422)	(39.3)	This decrease was mainly attributable to a decrease in trade receivables in the Cellular Communications segment, as a result of a decrease in revenues from installment-based handset sales.
Property, plant and equipment and intangible assets	8,033	8,254	(221)	(2.7)	The decrease was mainly recorded in the Cellular Communications and International Communications, Internet and NEP Services segments.
Other non-current assets	1,417	1,478	(61)	(4.1)
Total assets	15,022	15,768	(746)	(4.7)
Debt to financial institutions and Debenture holders	9,827	9,546	281	2.9
This increase was mainly attributable to Domestic Fixed-Line Communications segment operations, following a bond issue effected as an expansion of existing bond series. This increase was mostly offset by repayment of bonds and loans in the Domestic Fixed-Line Communications, and Cellular Communication segments.

Other liabilities	2,772	3,767	(995)	(26.4)	This decrease was mainly attributable to the completion of the distribution not meeting the profit test, whose balance as of December 31, 2012 totaled NIS 969 million.
Total liabilities	12,599	13,313	(714)	(5.4)
Total equity	2,423	2,455	(32)	(1.3)
The change in equity is due to the Group's profits in 2013, less a dividend payment of NIS 1.83 billion.  Equity comprises 16.2% of the balance sheet total, as compared to 15.6% of the balance sheet total on December 31, 2012.

Directors' Report on the state of the corporation's affairs for the periods ended December 31, 2013

1.2	Results of operations

1.2.1	Highlights

	2013	2012	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	9,563	10,278	(715)	(7.0)
The decrease was mainly attributable to the Cellular Communications segment, driven by persistent increases in competition in the cellular market in 2013 (See Sections 3.1.3 and 3.6 to Chapter A of the periodic report).

Depreciation and amortization expenses	1,311	1,436	(125)	(8.7)	The decrease was mainly attributable to the Cellular Communications and the Domestic Fixed-Line Communications segments, following completion of the write-down of assets.
Salary expenses	1,872	1,976	(104)	(5.3)	The decrease was mainly due to workforce reductions in the Domestic Fixed-Line Communications and the Cellular Communications segments.
General and operating expenses	3,576	3,953	(377)	(9.5)
The decrease was attributable to the Cellular Communications and the Domestic Fixed-Line Communications segments, as detailed below.
Furthermore, starting 2013, Group companies are no longer required to pay royalties to the State.

Other operating income, net	15	128	(113)	(88.3)	The decrease is attributable to the Domestic Fixed-Line Communications and Cellular Communications segments.
Operating profit	2,819	3,041	(222)	(7.3)
Finance expenses, net	145	151	(6)	(4.0)
The bulk of the decrease was attributable to a decrease in net finance expenses in the Domestic Fixed-Line Communications and Cellular Communications segments, which was mostly offset by the sale of all share holdings in Traffix Communications Systems Ltd. at a total gain of NIS 74 million in 2012.

Share in losses of investees	252	245	7	2.9
Income tax	651	778	(127)	(16.3)	The decrease is attributable to the Domestic Fixed-Line Communications and Cellular Communications segments.
Profit for the year	1,771	1,867	(96)	(5.1)

Directors' Report on the state of the corporation's affairs for the periods ended December 31, 2013

1.2.2	Operating segments

A	See below information regarding revenue and operating profit data, presented by the Group’s operating segments:

	2013		2012
	NIS millions	% of total revenues	NIS millions	% of total revenues
Revenues by operating segment
Domestic Fixed-Line Communications	4,478	46.8%	4,630	45.1%
Cellular Communications	3,809	39.8%	4,468	43.5%
International Communications, Internet and NEP Services	1,433	15.0%	1,340	13.0%
Multi-Channel Television	1,635	17.1%	1,636	15.9%
Other and offsets*	(1,792)	(18.7)%	(1,796)	(17.5)%
Total	9,563	100%	10,278	100%

	2013		2012
	NIS millions	% of segment revenues	NIS millions	% of segment revenues
Operating profit by segment
Domestic Fixed-Line Communications	1,998	44.6%	1,959	42.3%
Cellular Communications	608	16.0%	892	20.0%
International Communications, Internet and NEP Services	227	15.8%	219	16.3%
Multi-Channel Television	268	16.4%	253	15.5%
Other and offsets*	(282)	-	(282)	-
Consolidated operating profit/ % of Group revenues	2,819	29.5%	3,041	29.6%

(*)	Offsets are mainly attributable to the Multi-Channel Television segment, an associate company.

Directors' Report on the state of the corporation's affairs for the periods ended December 31, 2013

1.2.2.	Operating segments

B	Domestic Fixed-Line Communications Segment

	2013	2012	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Telephony	1,971	2,254	(283)	(12.6)
The decrease was the result of lower average revenues per phone line and a decrease in the number of lines.

The increase was mostly attributable to an increase in internet subscribers and higher average revenues per user.

Internet	1,287	1,166	121	10.4
Others	1,220	1,210	10	0.8
Total revenues	4,478	4,630	(152)	(3.3)
Depreciation and amortization expenses	683	730	(47)	(6.4)
The decrease was attributable to the final write-off of the old network in 2012, the final write-off of other property, plant and equipment, and adjustment of depreciation rates. The decrease was partially offset by the write-down of new investments.

Salary expenses	980	1,036	(56)	(5.4)	The decrease was mainly due to a reduction in the workforce and in share-based payments. This decrease was mainly offset by salary increases.
General and operating expenses	895	1,033	(138)	(13.4)
The decrease was mainly attributable to the fact that starting 2013, the Group is no longer required to pay royalties to the State; a reduction in interconnect fees to communications operators coupled with a decrease in interconnect fee revenues; and streamlining efforts. The decrease in these expenses was partially offset by a decrease in frequency fee obligations in 2012.

Other operating income, net	78	128	(50)	(39.1)
Net income decreased due to increased expenditure for the termination of employment by way of early retirement and lower profits from the sale of copper and real estate assets. In 2012, the item also includes losses from the termination of the CRM system project.

Operating profit	1,998	1,959	39	2.0
Finance expenses, net	217	259	(42)	(16.2)
The decrease was mainly attributable to a decrease in finance expenses following the revaluation of the obligation to distribute dividends which does not pass the profit test, and an increase in finance income from the shareholder loan extended to D.B.S. The decrease in net finance expenses was mostly mitigated by lower finance income from loans extended to investees, and recognition of finance income following the reduction in frequency fee obligations in 2012.

Income tax	410	473	(63)	(13.3)
The tax rate on profit after finance expenses, net was 23%, as compared to 29% last year. The decrease in the tax rate was mainly attributable to an increase in the tax-deductible portion of share-based payments and tax differentials from previous years.

Segment profit	1,371	1,227	144	11.7

Directors' Report on the state of the corporation's affairs for the periods ended December 31, 2013

1.2.2	Operating segments

C	Cellular Communications segment

	2013	2012	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Services	2,808	3,261	(453)	(13.9)
Revenues from services decreased due to lower rates mandated by increased competition, and migration to unlimited plans which reduced the average revenue per user (ARPU). Revenues from services were also negatively affected by a decrease in the total number of subscribers. The decrease in revenues was partially offset by an increase in revenues from cellular operators using the operating segment’s network (see Section 3.4 in Chapter A of the periodic report).

Terminal equipment sales	1,001	1,207	(206)	(17.1)
Revenues from terminal equipment sales were down mainly due to a decrease in the number of items sold as well as their selling price. This reduction is attributable to the market being opened to imports, and the opening of numerous stores selling handsets.

Total revenues	3,809	4,468	(659)	(14.7)
Depreciation and amortization expenses	458	531	(73)	(13.7)	These expenses were down mainly from the cessation of capitalization of subscriber acquisition costs, and assets whose amortization period has ended.
Salary expenses	439	491	(52)	(10.6)	The decrease was mainly attributable to a reduction in the workforce.
General and operating expenses	2,243	2,554	(311)	(12.2)
This decrease was due mainly to a decrease in the cost of terminal equipment sales, resulting mainly from a decline in the number of handsets sold. These expenses were also down following the termination of the Group’s obligation to pay royalties to the State starting 2013, and a decrease in content-related expenses with a corresponding decrease in content revenues. In addition, the Group also recognized a one-time decrease in site rental payments, to the amount of NIS 30 million, following adjustment of the estimated liability stated in the financial statements and a one-time decrease in net collection expenses.

Other expenses	61	-	61	-
One-time expenses resulting from implementation of the collective agreement signed in December 2013 between Pelephone and the Histadrut and the worker's union in Pelephone (see Section 3.9.2 in Chapter A of the 2013 periodic report).

Operating profit	608	892	(284)	(31.8)
Finance income, net	91	45	46	102
Income increased mainly due to a decrease in the average debt balance. The increase in net finance income was partially offset by a reduction in finance income, resulting from a decrease in credit on installment-based terminal equipment sales.

Income tax	178	239	(61)	(25.5)	The decrease is attributable to the reduction in income before taxes.
Segment profit	521	698	(177)	(25.4)

Directors' Report on the state of the corporation's affairs for the periods ended December 31, 2013

1.2.2	Operating segments

D	International Communications, Internet and NEP Services

	2013	2012	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	1,433	1,340	93	6.9
Revenues increased due to increased revenues from call transfers between communication carriers worldwide, increased revenues from enterprise communication solutions (ICT), and increased revenues from internet operations due to an increase in the number of subscribers. This increase was partially offset by a decrease in revenues from outgoing calls, stemming mainly from cellular market migration to plans offering unlimited international calls.

Depreciation and amortization expenses	130	136	(6)	(4.4)	The decrease is attributable to extension of the agreement for non-repeatable bandwidth usage rights in a submarine communications cable, serving as a back-up to the segment’s own cable.
Salary expenses	287	278	9	3.2
This increase was due to an increase in the number of employees providing outsourced services in ICT operations, a decrease in discounted salary costs attributable to investments in the segment, and an increase in the value of executive options.

Operating general and other expenses	789	707	82	11.6
These expenses increased due to an increase in costs related to call transfers between global communications carriers, and increased expenses from enterprise communications solutions. These increases were partially offset by a decrease in expenses on outgoing calls, which was mirrored in the corresponding revenue item, as aforesaid.

Operating profit	227	219	8	3.7
Finance expenses	14	8	6	75
Tax expenses	56	52	4	7.7
Segment profit	158	160	(2)	(1.3)

Directors' Report on the state of the corporation's affairs for the periods ended December 31, 2013

1.2.2	Operating segments

D	Multi-Channel Television

	2013	2012	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	1,635	1,636	(1)	(0.1)	Increase in revenues from advanced products were offset by decreased revenues from content services.
Cost of revenues	1,051	1,067	(16)	(1.5)	The decrease was mainly attributable to a reduction in expenses on royalties, space segments, and content. This reduction was partially offset by higher depreciation costs.
Sales, marketing and general and administrative expenses	316	316	-	-	Expenses remained stable following a reduction in advertising expenditure and the write-down of subscriber acquisition costs, mainly offset by higher depreciation costs and sales commissions.
Operating profit	268	253	15	5.9
Finance expenses	647	561	86	15.3	The increase was mainly attributable to increased interest costs, linkage differences and discounting expenses for shareholder loans.
Income tax	2	2	-	-
Segment loss	(381)	(310)	71	22.9

Directors' Report on the state of the corporation's affairs for the periods ended December 31, 2013

1.3	Highlights from the Group’s consolidated quarterly statements of income (NIS millions)

	Q1 2013	Q2 2013	Q3 2013	Q4 2013	2013	Explanation

Revenues	2,405	2,351	2,398	2,409	9,563
In the fourth quarter, revenues from terminal equipment sales were up in the Cellular Communications segment, as compared to the previous quarter. These were offset by lower revenues from telephony operations, affected, inter alia, by lower mutual interconnect rates to fixed-line networks starting December 1, 2013.

Operating expenses	1,644	1,607	1,677	1,816	6,744
The increase in the fourth quarter over the previous quarter was mainly attributable to the Cellular Communications segment following one-time expenses of NIS 61 million from implementation of the collective agreement. Operating expenses for the quarter were also up due to an increase in the cost of terminal equipment sales, driven by increased terminal equipment sales volumes, as aforesaid. Furthermore, the Domestic Fixed-Line Communications segment recognized a provision of NIS 54 million in the fourth quarter for termination of employment by way of early retirement.

Operating profit	761	744	721	593	2,819
Finance expenses, net	24	27	45	49	145
Profit after finance expenses, net	737	717	676	544	2,674
Share in losses of investees	40	67	88	57	252
The quarter-to-quarter decrease was due to lower finance expenses in the Multi-Channel Television segment, driven by the decrease in the CPI in the present quarter, as compared to a CPI increase recorded in the previous quarter.

Profit before income tax	697	650	588	487	2,422
Income tax	200	177	139	135	651
Profit for the period	497	473	449	352	1,771

Earnings per share (NIS)
Basic and diluted earnings per share	0.18	0.17	0.16	0.13	0.65

Directors' Report on the state of the corporation's affairs for the periods ended December 31, 2013

1.4	Cash Flow

	2013	2012	Change
	NIS millions	NIS millions	NIS millions	%	Explanation

Cash flows from operating activities	4,152	4,014	138	3.4
The increase was attributable to a reduction in working capital in the Cellular Communications segment (mainly due to lower sales volumes and trade receivables from terminal equipment) and the Domestic Fixed-Line Communications segment. This increase was offset by lower net profits.

Cash flows used in investment activities	(917)	(1,237)	320	25.9
In the reporting year, investments in developing communications infrastructures decreased mainly following completion of the NGN project, and completion of marine cable laying works in last year. There was also a decrease in the net purchase of financial assets held for trading and investment in intangible assets and deferred expenses.

Cash flows used in financing activities	(3,091)	(3,663)	572	15.6
In the reporting year, the Group issued NIS 1,360 million in debentures in the Domestic Fixed-Line Communications segment. Furthermore, the Group repaid debts and paid interest to a total amount of NIS 1,573 million, as well as NIS 2,830 million in dividends. Last year, the Group received loans amounting to NIS 650 million, repaid debts and paid interest to a total amount of NIS 1,184 million, and paid NIS 3,071 in dividends.

Increase (decrease) in cash	144	(886)	1,030

Average volume in the reporting year:

Long-term liabilities (including current maturities) to financial institutions and bond holders: NIS 9,713 million.

Supplier credit: NIS 680 million.

Short-term credit to customers: NIS 2,830 million. Long-term credit to customers: NIS 807 million.

The Group’s working capital surplus as of December 31, 2013, totaled NIS 1,453 million, as compared to a working capital surplus of NIS 498 million as of December 31, 2012. The Company (according to its separate financial statements) had a working capital surplus of NIS 248 million as of December 31, 2013, as compared to a deficit of NIS 783 million as of December 31, 2012.

The Company’ transition from a working capital deficit to a surplus was mainly due to the completion of a dividend distribution not meeting the profit test.

Directors' Report on the state of the corporation's affairs for the periods ended December 31, 2013

2.	The connection between remuneration given pursuant to Regulation 21 and recipient’s contribution to the company

In its meetings of February 27, 2014, and March 5, 2014, the Board of Directors discussed the terms of service and remuneration of officers and principal shareholders in the Company, listed in Section 6 of Chapter D to the 2013 periodic report (“the Periodic Report”), in accordance with Regulation 21 to the Periodic and Immediate Reports Regulations, 1970 (“the Periodic and Immediate Reports Regulations”). The Board of Directors discussed the connection between the remunerations given in 2013 to each of the Company’s senior officers and principal shareholders, and their activities and contribution to the Group in 2013. As part of these discussions, the Board of Directors received, ahead of time, relevant data concerning the terms of employment of each officer and principal shareholder.

The above discussion was preceded by extensive discussion in the Company’s Remuneration Committee, in its meeting of February 26, 2014, of the contribution and remuneration package of each of the following officers - the Company’s CEO, the Deputy CEO and CFO, the Deputy CEO and VP Marketing, the CEO of Pelephone and the CEO of Bezeq International ("the Managers").

The Board of Directors reviewed comparative data through a paper prepared by Professor Moshe Zviran concerning the accepted remuneration for senior management positions in companies comparable with the Company, Pelephone and Bezeq International, as applicable (“the Zviran Survey"). The Board of Directors further discussed additional parameters in reviewing the plausibility and fairness of the remuneration given to the Company’s officers, including: key managerial targets achieved in the reporting period and the occurrence of one-time events which may affect the targets set in each officer’s remuneration plan. The annual bonuses to the said Managers (excluding the CEO) for 2013 were based on the proportionate achievement of each individual Manager of the targets set for him ahead of time by the Board of Directors in the 2013 bonus plan, and as concerns the CEO - upon her appointment as CEO in March 2013, and as approved in general meeting on May 8, 2013.

The Board of Directors believes that the remuneration of each of the Managers listed in Regulation 21 to Chapter D of the Periodic Report - Additional Details About the Company, including the bonuses derived from the results posted by the Company or its subsidiaries, as applicable, reflects each Manager's role in the Group and its contribution to the Group and its operations. The Board of Directors believes such remuneration to conform to the Company’s remuneration policy, approved in general meeting on September 3, 2013; to comply with the remuneration ranges presented in the Zviran Survey; and to be fair and reasonable, as detailed below:1

Five highest - paid officers in the Company

A.         Stella Handler - CEO of Bezeq The Board of Directors noted the smooth way in which Mrs. Handler assumed her position as CEO; her initiative for leading changes in work flows promoting simplicity, efficiency, and savings, ultimately improving customer service; the Company's exceptional performance in surpassing its operating targets, and its positive financial results. The Board of Directors believes the remuneration and bonus paid to the Company’s CEO for 2013 to be reasonable and fair under the circumstances, considering the size of the Company, the scope of its operations, and the complexity of the role of Company’s CEO.

B.         Gil Sharon - CEO of Pelephone: The Board of Directors noted Mr. Sharon’s success in managing Pelephone through a challenging year, while conducting negotiations for a collective agreement throughout the year, in an ever more competitive market, the contracting initiatives with HOT, and the network-sharing agreement signed with Cellcom and Golan, as well as the MVNO agreement signed with YouPhone. The Board of Directors believes the remuneration and bonus given to the CEO of Pelephone for 2013 to be reasonable and fair under the circumstances, considering the size of Pelephone, the scope of its operations, and the complexity of the role of Pelephone’s CEO.

C.         Yitzhak Benbenisti - CEO of Bezeq International: The Board of Directors noted Mr. Benbenisti’s extraordinary achievements in most of Bezeq International’s businesses, while increasing the company’s subscriber base and maintaining ARPU, as well as the culture of camaraderie excellence in the company, which greatly contributed to these achievements. The Board of Directors believes the remuneration and bonus given to Mr. Benbenisti for 2013 to be reasonable and fair under the circumstances, and in light of his aforesaid achievements.

1
For more information on the remuneration of senior officers, see also Note 27 to the 2013 annual financial statements, and Regulation 21 (Section 6) to Chapter D of the periodic report. It is noted, that, for some of the Managers, the remunerations listed in the table appearing in Section 6 of Regulation 21, in Chapter D of the periodic report also include amounts recognized in the 2013 financial statements for phantom options granted in 2010. These options are “out of the money” and no amounts were paid on account of these options in the reporting year. For the avoidance of doubt, it is clarified, that compliance with the remuneration policy does not take into account the accounting component of the phantom options (which were not allocated in the reporting year, as aforesaid).

Directors' Report on the state of the corporation's affairs for the periods ended December 31, 2013

D.         David ("Dudu") Mizrahi - Deputy CEO of Bezeq and CFO: The Board of Directors noted the smooth manner in which Mr. Mizrahi assumed his position as CFO, his outstanding performance in investor relations, the Company’s exceptional performance in exceeding its operating targets and its positive financial results. The Board of Directors believes the remuneration and bonus given to Mr. Mizrahi for 2013 to be reasonable and fair under the circumstances.

E.         Ran Guron - Deputy CEO of Bezeq and VP Marketing: The Board of Directors noted the Company’s exceptional performance in exceeding its operating targets and its positive financial results. The Board of Directors believes the remuneration and bonus given to Mr. Guron for 2013 to be reasonable and fair under the circumstances.

Remuneration of Principal Shareholders in the Company

Management agreement with Eurocom Communications Ltd. (“Eurocom Communications”)

The Board of Directors reviewed the details of the management agreement with Eurocom Communications, as well as the services rendered by Eurocom Communications to the Company since the start of the year, through Messrs. Shaul Elovitch, Or Elovitch, and Amikam Sorer.2

The Board of Directors was also presented comparative data, based on a comparative paper prepared by Ernst & Young Kost Forer Gabbay & Kasierer as part of the update to the management agreement, concerning management agreements in other public companies of similar size to that of the Company, or as close as possible in size.

The Board of Directors discussed the scope and nature of the services rendered by Eurocom Communications in the reporting year, and found the remuneration given to Eurocom Communications in 2013 under the management agreement to be reasonable and fair considering the management agreement’s contribution to the Company, for the following reasons:

The consultation services rendered under the management agreement were provided by professionals with extensive experience and expertise in the communications market and in the Company's lines of business, including as concerns regulations and finance as well as in real estate. These persons invested significant time and effort in rendering the consultation services in the reporting year (above the time invested by some of these persons as directors in the Company and in Group subsidiaries and associates).

The consultation services significantly contributed to the Company in strategic planning and in the Group’s preparation for upcoming regulatory changes, in a time of significant change in the communications market.

In the reporting period, the following directors did not receive remuneration: Or Elovitch, Orna Elovitch-Peled, Amikam Sorer, and Felix Cohen, for their service as directors in the Company and in Company subsidiaries and/or associates, and such remuneration was included in the management fees paid to Eurocom Communications.

Comparative data presented to the Board of Directors in the E&Y report indicate, that the remuneration paid under the management agreement, compared to other companies of similar size to the Company, close thereto, as concerns management fees, chairman’s remuneration and hourly consultation fees, was fair, reasonable, and did not exceed generally accepted levels.

Employee directors

It is noted that the Company’s Board of Directors did not conduct a discussion pursuant to Regulation 10(b)(4) to the Periodic and Immediate Regulations, concerning the reasonability and fairness of remunerations paid for 2013 to employee directors, Messrs. Rami Nomkin and Yair David, as they are remunerated pursuant to their employment in the Company and in accordance with the collective agreement, and not by virtue of their services as directors in the Company. It is noted that Mr. David ceased serving as a director in the Company on February 4, 2014, has signed a retirement agreement, and is expected to retire from the Company on May 31, 2014.

2
Details of the management agreement are included in the immediate report dated May 7, 2013, as amended on June 10, 2013. The amended management agreement was approved according to Section 275 of the Companies Law in the Company's general meeting on June 13, 2013.

Directors' Report on the state of the corporation's affairs for the periods ended December 31, 2013

3.	Market Risks - Exposure and Management

The Company’s market risks officer

The Company’s market risk management officer is Deputy CEO and CFO Dudu Mizrahi.

For details concerning his education and experience, see Section 14 in Chapter D of the periodic report.

Market risks and the Company’s risk management policies

The Company is exposed to market risk as a result of changes in interest rates, exchange rates, the CPI, and raw material prices.

The Company follows a financial risk management policy adopted by the Company’s Board of Directors on June 26, 2008, and updated on October 18, 2012. Under this policy, the Company implements partial hedges, depending on the circumstances and its own judgment. These partial hedges primarily seek to reduce its exposure to changes in the CPI and to changes in foreign currency exchange rates.

The Company monitors the Group’s risk management on a regular basis. As part of this review, when necessary, the Company recommends changes in risk exposure and management. Once every quarter, the Company reports to the Board of Directors on risks and hedges.

In cases where Management considers deviating from the stated policy, its recommendations are brought before the Company’s Board of Directors.

CPI risk - The Company has significant surplus of liabilities over CPI-linked assets, and the bulk of its financial exposure stems from the risk of an increase in the CPI. The rate of inflation also affects the Company’s operating income and expenses in the course of the year.

In order to minimize its exposure to the CPI, the Company’s Board of Directors decided to implement partial hedges, at its discretion, as follows:

A.	Hedging will mainly be carried out through CPI-shekel forward transactions, which guarantee a fixed rise in the CPI over a designated period of time.

B.
Transactions will be subject to judgment and will be carried out in accordance with market trading restrictions, and will be reviewed in relation to inflationary expectations reflected in the bond market and inflation forecasts, and in relation to the Bank of Israel’s inflation target range.

C.	The hedging position may be reduced by closing existing transactions before their final expiration date.

D.	The Company will strive for hedging transactions to meet the terms required for the application of hedge accounting.

E.	Hedging transactions will be made according to the repayment schedules of the CPI-linked financial debt.

F.
As long as the CPI exposure is more than NIS 500 million, hedging will not be less than 40% of the exposure for CPI-linked financial debt, and will not exceed 100% thereof; where exposure is less than NIS 500 million, hedging will not exceed 50% of the exposure from CPI-linked financial debt.

The Company carried out hedging transactions against the CPI in order to minimize the said risk. The Company did not incur material costs in carrying out these hedges.

Interest risk - The Company’s exposure to changes in interest rates depends mainly on the nature of its financial liabilities and assets, as well as on its future financing needs. Some of the Company’s liabilities bear fixed interest, and so interest rate changes will affect their fair value rather than their carrying amount. Other liabilities bear variable interest based on the prime / STD rate.

As of the reporting date, the Company does not hedge against these exposures. However, it is possible that the Company will do so under future market conditions. The Company also accounts for such influences when considering the types of loans it takes.

Currency risk - A change in the NIS exchange rate against the currency basket constitutes an economic exposure in that it can affect the Company's profit and its future cash flows.

Directors' Report on the state of the corporation's affairs for the periods ended December 31, 2013

To minimize this exposure, the Company’s Board of Directors decided that the Company should hedge its exposure to currency risk, subject to the following rules and principles:

A.	The unhedged equity exposure to changes in currency exchange rates will not exceed a sum equivalent to USD 200 million.

B.	The decision whether to hedge purchase and/or investment transactions will be made, if at all, on the date of the purchase and/or investment decision, or as close thereto as possible.

In the reporting period, the Company made no hedging transactions against exchange rates.

Risks and risk management in consolidated subsidiaries

In accordance with the Board of Directors’ decision, each of the Group companies is required to maintain a risk management policy and to routinely monitor its implementation. The market risk management officers in the principal consolidated subsidiaries are those companies' CFOs.

For more information concerning financial risk management in the Group, and for information on the linkage terms of balances on the Group's balance sheet (linkage bases report), see Note 28 to the financial statements.

Below are summaries of the sensitivity analysis tables (NIS millions):

Sensitivity to changes in the USD/NIS exchange rate

	USD exchange rate	Loss from changes		Fair value of liabilities	Gain from changes
		10%	5%		-5%	-10%
2013	3.471	(14)	(7)	(307)	7	14
2012	3.733	(44)	(24)	(456)	24	44

Sensitivity to changes in the CPI

	Loss from changes			Fair value of liabilities	Gain from changes
	1.5%	0.2%	0.1%		-0.1%	-0.2%	-1.5%
2013	(22)	(3)	(1)	(3,584)	1	3	22
2012	(23)	(3)	(1)	(2,570)	1	3	25

Surplus liabilities exposed to changes in the CPI increased by NIS 1,014 million, mainly due to the expansion of Bonds Series 6.

Sensitivity to changes in the real NIS-based interest rate

	Gain from changes			Fair value of liabilities	Loss from changes
	16%	10%	5%		-5%	-10%	-16%
2013	(56)	(36)	(18)	(2,285)	19	38	61
2012	(73)	(48)	(24)	(1,483)	25	51	82

Surplus liabilities exposed to changes in the real NIS-based interest rate grew by NIS 802 million, mainly due to the expansion of Bonds (Series 6) which was partially offset by repayment of other bonds.

Sensitivity to changes in the nominal NIS-based interest rate

	Gain from changes			Fair value of liabilities	Loss from changes
	16%	10%	5%		-5%	-10%	-16%
2013	55	34	17	(2,500)	(17)	(35)	(56)
2012	54	34	17	(3,052)	(17)	(34)	(55)

Surplus liabilities exposed to changes in the nominal NIS-based interest rate decreased by NIS 552 million, mainly due to payment of the dividend balance for the distribution not passing the profit test, partially offset by a decrease in trade receivables.

Directors' Report on the state of the corporation's affairs for the periods ended December 31, 2013

Sensitivity to changes in marketable securities prices

	Gain from changes		Fair value of liabilities	Loss from changes
	10%	5%		5%-	10%-
2013	110	55	1,098	(55)	(109)
2012	96	48	962	(48)	(96)

4.	Corporate Governance

4.1	Community involvement and donations by Group companies

Bezeq supports the community from a deep-rooted commitment to social responsibility. This support is made through monetary donations, contributions of communications infrastructures, and by encouraging employees to volunteer in a range of activities for the community.

The bulk of Bezeq’s monetary donations focus on education.

In 2013, the Group donated a total of NIS 12.9 million.

4.2	Disclosure concerning the auditor’s fees

Below are the fees paid to the auditors of the principal consolidated companies in the group for auditing and audit-related services:

			2013		2012
Company	Auditor	Details	Fees (NIS Thousands)	Hours	Fees (NIS Thousands)	Hours
Bezeq - The Israel Telecommunication Corp. Ltd.	Somekh Chaikin	Audit and audit-related services	3,050	16,890	3,465	16,930
		Other services3	349	1,294	315	882
Pelephone Communications Ltd.	Somekh Chaikin	Audit and audit-related services	1,215	7,806	1,305	7,390
		Other services3	473	1,560	273	880
Bezeq International Ltd.	Somekh Chaikin	Audit and audit-related services	652	3,994	685	4,953
		Other services3	165	545	137	430

 3 "Other services” rendered to key companies in the Group in 2013 and 2012 included tax consultancy and special confirmations.

Directors' Report on the state of the corporation's affairs for the periods ended December 31, 2013

The auditors’ fees were discussed by the Board of Directors Financial Statements Examination Committee, and approved by the Company’s Board of Directors and the boards of each of the Group companies. The fees were determined on the basis of the hours worked and the hourly rate in the previous year, adjusted for changes and events which occurred in the reporting year.

4.3	Directors with accounting and financial expertise and independent directors

Information concerning directors with accounting and financial expertise and independent directors is included in Sections 2 and 11 to the corporate governance questionnaire in Section 13 of Chapter D to the periodic report.

4.4	Disclosure concerning the internal auditor in a reporting company

Details
Internal auditor	Lior Segal
Start of tenure date	24.1.2011
Compliance with statutory requirements	The internal auditor complies with the conditions set forth in Section 3(a) and 8 to the Internal Audit Law, and Section 146(b) to the Companies Law.
Employment method	Company employee.
Method of appointment
Manner of appointment and summary of reasons for approving the appointment:
The appointment was approved by the Board of Directors on January 24, 2011, following the Audit Committee’s recommendation.
Prior to his appointment, the internal auditor served as manager of internal processes and controls and as corporate governance compliance officer. The appointment was based on his qualifications and profession al experience.
Duties, authorities, and roles of the internal auditor:
The powers and responsibilities of the Company's internal auditor are set forth in the Company's internal audit procedure, approved by the Company's Audit Committee. According to the procedure, the internal auditor’s responsibilities and powers are as follows:
Examining propriety of actions carried out by the Company, its officers and personnel, examining the integrity of financial and operating information, examining financial and liability management, and examining the Company’s IT systems and its information security set-up. The internal auditor is also charged with investigating employee complaints according to the arrangements set forth by the Audit Committee pursuant to Section 117(6) to the Companies Law, 1999.
The internal auditor is authorized to receive any information, explanation, and document required for the performance of his duties; he has right of access to all regular or computerized data bank, database, and automated or non-automated data processing work plan of the Company and its units; and to be granted entry to all Company property. The internal auditor is also entitled to be invited to all Management, Board of Directors and Board committee meetings.

The internal auditor’s organizational superior	The Company’s CEO.
Work plan
In 2013, the internal auditor followed an annual work plan. In determining the plan for this year, the internal auditor defined a work plan for the years 2013-15.
Considerations in determining the internal audit work plan
The guiding principle underlying the internal audit work plan is the risk inherent in the Company’s processes and operations. To assess these risks, the internal audit referred to a Company risk survey conducted by the Deputy CEO and CFO, who also serves as the operational risk manager, and to other sources which affected the risk assessment in those processes, such as meetings with Management, findings from previous audits, and other relevant activities.
The main considerations taking into account in formulating the work plan are reasonable coverage of most of the Company’s operating activities based on exposure to material risks, considering existing controls in the Company’s operations and previous audit findings.
Parties involved in formulating the work plan
The internal auditor, Management, the CEO, the Board of Directors’ Audit Committee, and the Chairman of the Board.
The party accepting and approving the work plan
The Board of Directors’ Audit Committee.
The auditor’s discretion in deviating from the work plan
The Chairman of the Board or the chairman of the Audit Committee may propose topics which urgently require auditing, and may also recommend narrowing or halting an audit approved in the work plan. The internal auditor is granted discretion to deviate from the work plan.
Examination of material transactions
The internal auditor attends discussions at Board meetings where material transactions are approved and reviews the relevant material sent in preparation for these discussions. The internal auditor examined transactions with Related Parties, which were discussed in 2012 by the Audit Committee. This subject is included in the work plan for 2013 (as part of the auditor’s examination of administrative compliance) and will be discussed in 2014.

Directors' Report on the state of the corporation's affairs for the periods ended December 31, 2013

Details
The audit and material investees
The internal audit unit’s work plan does not include an audit of material investees. All material investees of the Company have their own internal auditors (either as employees or through third-party services). Investee audit reports are discussed in the audit committees and/or board of directors of these companies, which include Company directors. The internal auditor may, under the Company’s internal audit procedure and at his discretion, obtain the audit reports of these subsidiaries and he is obligated to meet with each of the subsidiaries’ internal auditors at least once a year, to discuss the audit plan and its implementation in the subsidiary.

Scope of employment
Approximately 9,500 hours of internal audit work. This includes hours worked by third parties and four full-time internal auditors, in addition to the internal auditor. The scope of employment is set according to the audit work plan, formulated in accordance with the scope and complexity of the activities of the various companies.
Scope of internal audit activities in material investees:
Pelephone - 5,500 hours; Bezeq International 2,200 hours; D.B.S. - 965 hours.

Preparation of the audit
The internal audit is conducted in accordance with the Companies Law, 1999, and the Internal Audit Law, 1992, and complies with generally accepted auditing standards set by the Institute of Internal Auditors (IIA).
The auditor updated the Board of Directors of the standards which he follows. In 2013, the internal auditor conducted a self-assessment of internal auditing activities, and assessments were also completed by a third party. These assessments indicate that internal auditing activities comply with the required standards.

Access to information.
The internal auditor was supplied with documents and information as stipulated in Section 9 of the Internal Audit Law, and he was granted permanent and direct access to the Company’s information systems, including financial data.

Directors' Report on the state of the corporation's affairs for the periods ended December 31, 2013

Details
Internal auditor’s report
The internal auditor submits audit reports in writing. Audit reports are submitted regularly during the reporting year to the Chairman of the board, the CEO, and to the chairman and members of the Audit Committee. Reports are submitted near the date of discussion by the Committee (usually three days before the said date).
The Audit Committee discussed audit reports on the following dates: February 13, 2013; March 4, 2013; April 21, 2013; May 29, 2013; July 1, 2013; and October 17, 2013.
In addition to the audit reports, the auditor submitted reviews to the Audit Committee on various matters as requested by the Committee, and briefed the Committee on the implementation of the decisions in the audit reports that were discussed by the Committee.

The Board of Directors’ assessment of the internal auditor’s work
The Board of Directors believes that the scope of the Company’s audit, the nature and continuity of the internal auditor’s activities as well as the audit work plan, are reasonable under the circumstances and can achieve the goals of the audit.

Remuneration
The terms of the internal auditor’s employment were discussed and approved by the Company’s Audit Committee and Board of Directors as follows: Monthly salary of NIS 40,000 and an annual bonus based on pre-determined targets set by the Audit Committee and approved by the Board of Directors, of up to 25% of the annual salary excluding ancillary costs. In 2011, the Board of Directors approved an allotment of 41,000 options of the Company to the internal auditor, under the 2010 employee stock options plan. On February 23, 2014, the Audit Committee approved the bonus for the Company’s internal auditor for 2013, to the amount of NIS 118,000 (24.7% of his annual salary).
The Board of Directors believes that the compensation paid to the internal auditor did not affect his professional judgment.

4.5	Provisions of the Sarbanes-Oxley Act of 2002 (SOX)

Starting 2011, the Company ceased to apply the provisions of the Securities Regulations (Periodic and Immediate Reports) (Amendment), 2009, concerning internal controls, and instead applied the provisions of the Sarbanes-Oxley Act of 2002 (SOX) as a significant subsidiary of a US-listed company. Accordingly, the Company’s 2013 periodic report includes a management report and management confirmation in SOX-compliant format.

Directors' Report on the state of the corporation's affairs for the periods ended December 31, 2013

5.	Disclosure Concerning the Company’s Financial Reporting

5.1	Critical accounting estimates

Information concerning key matters of uncertainty in critical estimates and judgments used in the application of accounting policies can be found in Note 1.7 to the financial statements.

5.2	Disclosure of material valuations

The following table discloses material valuations pursuant to Regulation 8B to the Securities Regulations (Periodic and Immediate Reports), 1970:

Valuation of Pelephone’s operations:

Valuation of Pelephone’s operations:
Subject of valuation	Value of Pelephone’s operations in order to test the impairment of goodwill recognized in the Company's financial statements in accordance with IAS 36.
Date of valuation	December 31, 2013; valuation signed on February 26, 2014
Value prior to the valuation	NIS 2,725 million carrying amount of Pelephone’s net operating assets* (NIS 1,027 million - goodwill).
Value set in the valuation	NIS 7,153 million. The Company concluded that there is no impairment requiring a write-down of goodwill recognized in the Company's books.
Assessor’s identity and profile
Giza Singer Even Ltd. The work was performed by a team headed by Hanoch Papoushado, a partner in Giza Singer Even. Hanoch holds an LL.B and a BA in Economics from the Tel Aviv University, and an MBA from Wharton Business School.
The assessor has no dependence on the Company.

Valuation model	Discounted Cash Flow method (DCF).
Assumptions used in the valuation	o Discount rate - 11% (post-tax). Comparative companies for setting the discount rate - Cellcom and Partner. o Permanent growth rate - 2.5%. o Scrap value of total value set in valuation - 74%.

(*)	Pelephone’s net operating assets do not include trade receivable balances from instalment-based terminal equipment sales presented at present value.

5.3
Due to the material nature of legal actions brought against the Group, which cannot yet be assessed or for which the Group cannot yet estimate its exposure, the auditors drew attention to these actions in their opinion concerning the financial statements.

Directors' Report on the state of the corporation's affairs for the periods ended December 31, 2013

6.	Details of debt certificate series

Data for the Company’s bonds in circulation, as of December 31, 2013:

		Bonds (Series 5)	Bonds (Series 6)	Bonds (Series 7)	Bonds (Series 8)
A	Issue date	June 1, 2004	July 3, 2011	July 3, 2011	July 3, 2011
B	Total par value upon issue (including expansions)	NIS 2,386,967,000	NIS 1,993,135,609	NIS 614,855,000	NIS 1,329,363,000
C	Par value on December 31, 2013	NIS 1,193,483,500(1)(2)	NIS 1,993,135,609	NIS 614,855,000	NIS 1,329,363,000
D	Par value revalued to the reporting date (CPI-linked)	NIS 1,479,329,083(3)	NIS 2,068,443,814	NIS 614,855,000	NIS 1,329,363,000
E	Accrued interest	NIS 45,735,924	NIS 6,377,702	NIS 1,152,853	NIS 6,314,474
F	Fair value	NIS 1,639,368,936	NIS 2,312,236,620	NIS 627,643,984	NIS 1,448,739,797
G	Stock exchange value	NIS 1,639,368,936	NIS 2,312,236,620	NIS 627,643,984	NIS 1,448,739,797
H	Type of interest	Fixed, 5.3%	Fixed, 3.7%	Variable – Annual STL plus 1.4% margin	Fixed, 5.7%
I	Principal repayment dates	June 1 every year from 2011 through 2016	December 1 every year from 2018 through 2022	December 1 every year from 2018-2022	June 1 every year from 2015 through 2017
J	Interest repayment dates	June 1 every year through June 1, 2016	June 1 and December 1 every year, from December 1, 2011 through December 1, 2022	March 1, June 1, September 1 and December 1 every year, from September 1, 2011 through December 1, 2022	June 1 and December 1 every year, from December 1, 2011 through December 1, 2017
K	Linkage	Principal and interest linked to the CPI (base index - April 2004)	Principal and interest linked to the CPI (base index - May 2011)	Unlinked	Unlinked
L	Series expansion through private offerings to classified investors listed in the First Schedule to the Securities Law		On May 29, 2013, NIS 600,265,000 par value issued in consideration for NIS 680.1 million. On November 24, 2013, NIS 434,782,609 par value issued in consideration for NIS 491.6 million.	On May 29, 2013, NIS 189,900,000 par value issued in consideration for NIS 189.9 million.
M	Liability in relation to Company’s total liabilities	Material	Material	Material	Material
N	Trustee	Hermetic Trust (1975) Ltd. Trustee POC - Dan Avnon, CEO Email - avnon@hermetic.co.il , Telephone - 03-5274867 Address - 113 Hayarkon St., Hermetic House, Tel Aviv
Reznik Paz Nevo Trusts Ltd.
Trustee POC - Yossi Reznik, CPA, and Adv. Liat Bachar-Segal
Email - yossi@rpn.co.il , liat@rpn.co.il
Tel: 03-6393311; Fax: 03-6389222
Address - 14 Yad Harutzim St., Tel Aviv
Strauss Lazar Trust Co. (1992) Ltd. Trustee POC - Uri Lazar, CPA Email - ori@slcpa.co.il , Tel: 03-6237777; Fax: 03-5613824 Address - 17 Yitzchak Sadeh St., Tel Aviv
O	Rating
Bonds (Series 5-8) are rated Aa2 by Midroog Ltd. (“Midroog”) and AA by Standard & Poor’s Maalot Ltd. (“Maalot”). For current and historical ratings data for the bonds, see the Company’s immediate report dated November 17, 2013 (ref. no. 2013-01-192900) (Maalot) and November 19, 2013 (ref. no. 2013-01-196218) (Midroog). The rating reports are included in this Board of Directors’ Report by way of reference.

P	Compliance with the deeds of trust
The Company was in compliance with all the terms and obligations under the deeds of trust for Series 5-8, and none of those circumstances were in effect entitling calls for immediate repayment of the debt certificates. No collateral was given to secure payment to holders of the debt certificates.

Q	Pledges	The debt certificates are not secured by any pledge
As concerns Bonds (Series 6-8), the Company has undertaken not to create additional pledges on its assets unless it simultaneously create pledges towards the bond holders and the lending banks (negative pledges) and subject to such exceptions as detailed in Note 11.2.1 to the financial statements.

(1)	On June 2, 2013, the Company repaid NIS 397,827,833 par value in bonds.
(2)	Of which NIS 440.1 million par value are held by a wholly-owned subsidiary.
(3)	Of which NIS 545.4 million are held by a wholly-owned subsidiary.

Directors' Report on the state of the corporation's affairs for the periods ended December 31, 2013

7.	Miscellaneous

For information concerning the liabilities balances of the reporting corporation and those companies consolidated in its financial statements as of December 31, 2013, see the Company's reporting form on the MAGNA system, dated March 6, 2014.

We thank the managers of the Group’s companies, its employees, and shareholders.

Shaul Elovitch	Stella Handler
CEO	Chairman of the Board

Signed: March 5, 2014